UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Endesa, S.A.

(Name of Issuer)

Ordinary Shares, nominal value € 1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

MEDIOBANCA S.p.A.

Attn: Director, Office of Compliance

Piazzetta Enrico Cuccia, 1

20121 Milan, Italy

+39 06 6990184

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 10)

SCHEDULE 13D

CUSIP No. 0029274F1	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mediobanca – Banca di Credito Finanziario S.p.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC – See Item 3 below.
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 84,488,949
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 84,488,949
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,488,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14		TYPE OF REPORTING PERSON (See Instructions) BK

1.	Security and Issuer.

The equity securities to which this statement relates are the ordinary shares, nominal value € 1.20 each (the “Endesa Shares”), of Endesa S.A. (the “Issuer”), a corporation organized under the laws of Spain, whose principal executive offices are located at Ribera del Loira, 60, 28042 Madrid, Spain.

2.	Identity and Background.

This Schedule is being filed by MEDIOBANCA – Banca di Credito Finanziario Società per Azioni, in abbreviated form MEDIOBANCA S.p.A (the “Reporting Person”), an Italian corporation organized under the laws of Italy, whose head office and principal executive offices are located in Piazzetta Enrico Cuccia 1, 20121 Milan, Italy. The principal business of the Reporting Person is to raise funds and provide credit in any of the forms permitted, especially medium- and long-term credit to corporations. Within the limits permitted under current European and Italian banking regulations, the Reporting Person may execute all banking, financial and intermediation-related transactions and/or services and carry out any transaction deemed to be instrumental to or otherwise connected with the achievement of its corporate purpose.

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of the Reporting Person are set forth in Annex A, which is incorporated herein by reference.

During the last five years, except as set forth in the paragraph below, neither the Reporting Person nor, to the Reporting Person’s best knowledge, any of the persons listed in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 7, 2006, two members of the board of directors of the Reporting Person, Mr. Roberto Colaninno and Mr. Cesare Geronzi, were convicted in the court of first instance of offenses in connection with the bankruptcy of companies of the Bagaglino/Italcase group. Mr Colaninno was convicted in the court of first instance of “simple bankruptcy” pursuant to Article 217 of the Italian Criminal Code and of “fraudulent bankruptcy” involving preferential treatment of selected creditors pursuant to Article 216 of the Italian Criminal Code. Mr. Geronzi was convicted in the court of first instance of “simple bankruptcy”. Both Mr. Colaninno and Mr. Geronzi have appealed their convictions. As required by Italian law, Mr. Colaninno and Mr. Geronzi were suspended from their positions as directors of the Reporting Person at the first board meeting held following the court’s decision. Italian law provides that the shareholders, at the next general meeting to be held following such suspension, may resolve either to dismiss the suspended directors or reinstate them to office pending final appeal of their convictions. Accordingly, the shareholders of the Reporting Person, at their general meeting held on January 29, 2007, voted in favor of the reinstatement of Mr. Colaninno and Mr. Geronzi as directors, pending final appeal of their convictions. In addition, a third member of the board, Mr. Gianluigi Gabetti, is currently suspended from office as director as a result of a decision by the Consob, the Italian financial market authority, to ban him from acting as a company director for six months starting from February 13, 2007. The Consob decision relates to Mr. Gabetti’s alleged provision of false information to the market in his capacity as chairman of the board of directors of IFIL S.p.A.. Mr. Gabetti has commenced proceedings in the Italian administrative courts to challenge the ban which, if he is successful, would result in the immediate lifting of the ban.

3.	Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of the Endesa Shares by the Reporting Person was internal funds. The total amount paid for the 84,488,949 shares acquired as described in Item 4 below is € 3,295,069,011.

4.	Purpose of Transaction.

On March 1, 2007, the Reporting Person acquired 48,488,949 Endesa Shares, or approximately 4.58% of the outstanding Endesa Shares (based on 1,058,752,117 Endesa Shares outstanding as reported on the CNMV – Comisiòn Nacional del Mercado de Valores website as of March 19, 2007) in order to hedge the Reporting Person’s exposure to increases in the market price of the Endesa Shares arising from a total return equity swap transaction (the “Share Swap 1”) entered into with its client, Enel Energy Europe S.r.L (“Enel”). On March 2, 2007, the Reporting Person acquired an additional 4,500,000 Endesa Shares, or approximately 0.43% of the outstanding Endesa Shares, in order to hedge the Reporting Person’s exposure to increases in the market price of the Endesa Shares arising from a total return equity swap transaction (the “Share Swap 2”) entered into with its client Enel. On March 12, 2007, the Reporting Person acquired an additional 31,500,000 Endesa Shares, or approximately 2.98% of the outstanding Endesa Shares, in order to hedge the Reporting Person’s exposure to increases in the market price of the Endesa Shares arising from a total return equity swap transaction (the “Share Swap 3,” and, together with Share Swap 1 and Share Swap 2, the “Share Swaps”) entered into with its client Enel.

Under the Share Swaps, the Reporting Person assumes the risk of any increases in the price of the notional number of the Endesa Shares covered by the Share Swaps between the effective date of the swap transactions of March 1, March 2, and March 12, 2007, respectively, and June 1, June 1, and June 12, 2007, respectively, subject to any extension or early termination (the “Valuation Dates”). In order to hedge itself against this exposure, concurrently with the Share Swaps, the Reporting Person purchased a number of Endesa Shares equal to the notional number of Shares covered by the Share Swaps. The Share Swaps are evidenced by confirmation agreements dated March 1, 2007, March 2, 2007, and March 12, 2007, respectively. The principal terms and conditions of the Share Swaps are detailed below.

Share Swap 1

Trade Date:	March 1, 2007

Effective Date:	March 6, 2007

Number of Shares to which Share Swap 1 Relates:	48,488,949

Initial Price:	€39

Monthly Floating Payments owed by Enel:	Notional interest on (48,488,949 x €39.00) at one month Euribor +0.40%

If Physical Settlement is available (see below for conditions of such availability) and selected by Enel, the amount Enel is obligated to pay against delivery of shares on termination of the swap:	48,488,949 x €39.00

If Cash Settlement applies, Enel or Reporting Person is obligated to pay the other on termination of swap:

48,488,949 x (Average of the closing € Endesa Share price on June 1, 2007 and each of the five preceding trading days, minus €39.00). Reporting Person pays this amount to Enel if this amount is positive, but if the amount is negative, Enel pays the absolute value of this amount to the Reporting Person

Share Swap 2

Trade Date:	March 2, 2007

Effective Date:	March 7, 2007

Number of Shares to which Share Swap 2 Relates:	4,500,000

Initial Price:	€39

Monthly Floating Payments owed by Enel:	Notional interest on (4,500,000 x €39.00) at one month Euribor +0.40%

If Physical Settlement is available (see below for conditions of such availability) and selected by Enel, the amount Enel is obligated to pay against delivery of shares on termination of the swap:	4,500,000 x €39.00

If Cash Settlement applies, Enel or Reporting Person is obligated to pay the other on termination of swap:

4,500,000 x (Average of the closing € Endesa Share price on June 1, 2007 and each of the five preceding trading days, minus €39.00). Reporting Person pays this amount to Enel if this amount is positive, but if the amount is negative, Enel pays the absolute value of this amount to the Reporting Person

Share Swap 3

Trade Date:	March 12, 2007

Effective Date:	March 15, 2007

Number of Shares to which Share Swap 3 Relates:	31,500,000

Initial Price:	€39

Monthly Floating Payments owed by Enel:	Notional interest on (31,500,000 x €39.00) at one month Euribor +0.40%

If Physical Settlement is available (see below for conditions of such availability) and selected by Enel, the amount Enel is obligated to pay against delivery of shares on termination of the swap:	31,500,000 x €39.00

If Cash Settlement applies, Enel or Reporting Person is obligated to pay the other on termination of swap:

31,500,000 x (Average of the closing € Endesa Share price on June 12, 2007 and each of the five preceding trading days, minus €39.00). Reporting Person pays this amount to Enel if this amount is positive, but if the amount is negative, Enel pays the absolute value of this amount to the Reporting Person

Pursuant to the Share Swaps, by way of collateral, on the effective dates, Enel paid the Reporting Person an amount equal to 25% of the product of the number of Endesa Shares and Initial Price (being the volume-weighted average execution price per Endesa Share at which the Reporting Person actually established its hedge position) (the “Equity Notional Amount”). Specifically, on March 6, 2007, the Reporting Person received a collateral cash payment of €472,767,253 from Enel in connection with Share Swap 1. On March 7, 2007, the Reporting Person received a collateral cash payment of €43,875,000 from Enel in connection with Share Swap 2. On March 15, 2007, the Reporting Person received a collateral cash payment of €307,125,000 from Enel in connection with Share Swap 3. At the end of each period of approximately one calendar month thereafter, the Reporting Person or Enel, as the case may be, will make a payment to the other party by reference to the change in Endesa Share price, so as to reset the collateral deposit to reflect current Endesa Share prices. The Share Swaps will be cash settled, provided that Enel may elect physical settlement subject to the satisfaction of certain conditions, including the prior approval of the Comisiòn Nacional de Energia and compliance with all applicable laws and regulations. Enel also has a right of optional early termination, and a right to extend the maturity of the Share Swaps, in each case the right being subject to the satisfaction of certain conditions.

Copies of the confirmations dated March 1, 2007, March 2, 2007, and March 12, 2007 are attached hereto as Exhibits 1, 2, and 3 and are incorporated herein by reference.

ENEL S.p.A. has provided Guarantees of Liabilities arising from the Share Swaps dated March 1, 2007, March 2, 2007, and March 12, 2007, respectively, in favor of the Reporting Person. Copies of the Guarantees are attached hereto as Exhibits 4, 5, and 6, and are incorporated herein by reference.

On March 9, 2007, Enel and its parent company ENEL S.p.A. filed a Schedule 13D with respect to a total of 22% of outstanding Endesa Shares. On March 13, 2007, Enel and ENEL S.p.A. filed Amendment No. 1 to the Schedule 13D that it filed on March 9, 2007, with respect to 25% of outstanding Endesa Shares. Of the 25% reported by Enel and ENEL S.p.A., approximately 10% represents shares in respect of which Enel/ENEL S.p.A. has or shares voting power and dispositive power, and approximately 15% represents shares underlying the Share Swaps with the Reporting Person and share swaps with other entities.

The Endesa Shares were acquired by the Reporting Person for the purposes previously described and not with the purpose or effect of changing or influencing control of the Issuer. The Reporting Person and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, the Reporting Person and its affiliates may from time to time in the future acquire additional shares in connection with the arrangements described above or engage in other investment and risk arbitrage activities. Except as otherwise described herein, the Reporting Person does not have any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - 4(j) of Schedule 13D.

5.	Interest in Securities of the Issuer.

(a)

This filing reflects Endesa Shares beneficially owned by the Reporting Person totaling 84,488,949 shares. This represents 8.0% of the outstanding Endesa Shares (based on 1,058,752,117 Endesa Shares outstanding as reported on the CNMV – Comisiòn Nacional del Mercado de Valores website on March 19, 2007). To the Reporting Person’s best knowledge, none of the directors or executive officers identified in Annex A own Endesa Shares.

(b)	The Reporting Person has the sole power to vote and the sole power to dispose its 84,488,949 Endesa Shares.

(c)	As required, the information set forth in Schedule A describes trading in the above mentioned class of securities that is considered reportable within the past 60 days or since the last 13D filing.

(d)	Not applicable.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Endesa.

See description provided above in Item 4. To the best knowledge of the Reporting Person, no other contracts, arrangements, understandings, or relations (legal or otherwise) exist between the Reporting Person or any of the persons listed in Annex A, and any other person with respect to the securities of the Issuer.

7.	Materials to be Filed as Exhibits.

Exhibit 1:	Confirmation Agreement dated March 1, 2007, between Mediobanca – Banca di Credito Finanziario S.p.A. and Enel Energy Europe S.r.L. in respect of 48,488,949 ordinary shares of Endesa S.A.

Exhibit 2:	Confirmation Agreement dated March 2, 2007, between Mediobanca – Banca di Credito Finanziario S.p.A. and Enel Energy Europe S.r.L. in respect of 4,500,000 ordinary shares of Endesa S.A.

Exhibit 3:	Confirmation Agreement dated March 12, 2007, between Mediobanca – Banca di Credito Finanziario S.p.A. and Enel Energy Europe S.r.L. in respect of 31,500,000 ordinary shares of Endesa S.A.

Exhibit 4:

Guarantee dated March 1, 2007, by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap of 48,488,949 ordinary shares of Endesa S.A.

Exhibit 5:

Guarantee dated March 2, 2007, by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap of 4,500,000 ordinary shares of Endesa S.A.

Exhibit 6:

Guarantee dated March 12, 2007, by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap of 31,500,000 ordinary shares of Endesa S.A.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2007

/s/ Stefano Vincenzi
Signature

Stefano Vincenzi
Director of Compliance
Name/Title

/s/ Francesco Carloni
Signature

Francesco Carloni
Manager
Name/Title

ANNEX A

REPORTING PERSON’S EXECUTIVE OFFICERS AND DIRECTORS

All of the persons listed below are of Italian citizenship, other than the following: Messrs. Rampl and Strutz (German), Messrs. Azema, Ben Ammar, Bernheim and Bolloré (French).

Office	Name and surname	Business Address	Term expires	Principal activities performed by the Directors outside Mediobanca	Endesa Shares Beneficially Owned (% of outstanding Endesa Shares)

Chairman	Gabriele GALATERI di GENOLA	MEDIOBANCA S.p.A. – Piazzetta E. Cuccia n. 1 – 20121 Milano	2009	Deputy Chairman Assicurazioni Generali Deputy Chairman RCS MediaGroup	None
Deputy Chairman	Cesare GERONZI	CAPITALIA – Via Minghetti n. 17 – 00187 Roma	2007	Chairman Capitalia	None
Deputy Chairman	Dieter RAMPL	UNICREDITO ITALIANO S.p.A. – Via San Protaso n. 3 – 20121 Milano	2009	Chairman and Member of Executive Committee UniCredito	None
Director	Matteo ARPE	CAPITALIA – Via Minghetti n. 17 – 00187 Roma	2009	Managing Director Capitalia	None
Director	Jean AZEMA	GROUPAMA (CCAMA) – 8-10, Rue d’Astorg – 75008 Parigi	2009	General Manager Groupama	None
Director	Tarak BEN AMMAR	QUINTA COMMUNICATIONS SA – 16, Avenue Hoche – 75008 Parigi	2009	Chairman and General Manager, Quinta Communications	None
Director	Gilberto BENETTON	EDIZIONE HOLDING S.p.A. – Villa Minelli – 31050 Ponzano Tv	2008	Chairman Edizione Holding Chairman Autogrill Deputy Chairman Telecom Italia Director Autostrade	None

Director	Antoine BERNHEIM	ASSICURAZIONI GENERALI S.p.A. c/o GENERALI FRANCE – 7, Bld. Haussmann – 75009 Parigi	2008	Chairman Assicurazioni Generali Deputy Chairman LVMH Deputy Chairman Bolloré Investissement Deputy Chairman of Supervisory Board Intesa San Paolo Director Christian Dior	None
Director	Vincent BOLLORE’	Bolloré Tour Bollorè – 31/32, Quai de Dion Bouton – 92800 Puteaux	2009	Chairman and General Manager Group Bolloré	None
Director	Carlo BUORA	TELECOM ITALIA S.p.A. – Piazza degli Affari n. 2 – 20123 Milano	2008	Managing Director Telecom Italia	None
Director	Giancarlo CERUTTI	OFFICINE MECCANICHE GIOVANNI CERUTTI S.p.A. – Via Adam n. 66 – 15033 Casale Monferrato	2008	Managing Director Officine Meccaniche Giovanni Cerutti	None
Director	Roberto COLANINNO	OMNIAHOLDING S.p.A. – Via Marangoni n. 1/e – 46100 Mantova	2007	Chairman Immsi Chairman Piaggio & C.	None
Director	Ennio DORIS	MEDIOLANUM S.p.A. – Via Francesco Sforza – Palazzo Meucci – 20080 Milano 3 – Basiglio	2009	Managing Director Mediolanum	None
Director	Gianluigi GABETTI*	IFI – Istituto Finanziario Industriale S.p.A. – Corso G. Matteotti n. 26 – 10121 Torino	2007	Chairman IFI Chairman and Managing Director IFIL	None
Director	Berardino LIBONATI	Studio Libonati Via Condotti n. 91 – 00187 Roma	2007	Attorney Chairman Banca di Roma Chairman Alitalia Director Pirelli & C.	None
Director	Jonella LIGRESTI	Gruppo Ligresti – Piazza della Repubblica n. 27 – 20124 Milano	2007	Chairman Fondiaria - SAI	None
Director	Fabrizio PALENZONA	UNICREDITO ITALIANO S.p.A. – Via San Protato n. 1/3 – 20121 Milano	2008	Deputy Chairman UniCredito Italiano Director Fondazione Cassa di Risparmio di Alessandria	None

Director	Carlo PESENTI	ITALCEMENTI S.p.A. – Via Camozzi n. 124 – 24121 Bergamo	2008	Director and General Manager Italmobiliare Managing Director Italcementi	None
Director	Alessandro PROFUMO	UNICREDITO ITALIANO S.p.A. – Via San Protaso n. 1 – 20121 Milano	2008	Managing Director UniCredito Italiano	None
Director	Eric STRUTZ	COMMERZBANK A.G. – Kaiserplatz – D-60261 FRANKFURT AM MAIN	2008	CFO of Commerzbank	None
General Manager	Alberto NAGEL	MEDIOBANCA S.p.A. – Piazzetta E. Cuccia n. 1 – 20121 Milano	Not applicable	General Manager of the Reporting Person	None

* See Item 2. Mr. Gabetti is currently banned by the Italian securities authority (Consob) from service as a Director. Mr. Gabetti has filed an appeal of the ban.

SCHEDULE A

Transactions by the Reporting Person in Endesa Shares During the Past Sixty Days*

Purchase/Sale	Date	Amount	Price

Purchase	12-1-2007	25,000	36.88
Sale	25-1-2007	12,500	39.03
Sale	26-1-2007	12,500	38.90
Purchase	5-2-2007	100,000	38.00
Purchase	7-2-2007	500,000	38.11
Purchase	9-2-2007	400,000	38.07
Purchase	14-2-2007	125,000	38.17
Sale	28-2-2007	650,000	38.33
Sale	1-3-2007	475,000	38.71
Purchase	1-3-2007	48,488,949	39.00
Purchase	2-3-2007	4,500,000	39.00
Purchase	12-3-2007	31,500,000	39.00

* To the Reporting Person’s best knowledge, none of the directors or executive officers identified in Annex A have effected transactions in the Endesa Shares in the past sixty days.

Exhibit No.	Description

Exhibit 1	Confirmation Agreement dated March 1, 2007, between Mediobanca – Banca di Credito Finanziario S.p.A. and Enel Energy Europe S.r.L. in respect of 48,488,949 ordinary shares of Endesa S.A.

Exhibit 2	Confirmation Agreement dated March 2, 2007, between Mediobanca – Banca di Credito Finanziario S.p.A. and Enel Energy Europe S.r.L. in respect of 4,500,000 ordinary shares of Endesa S.A.

Exhibit 3	Confirmation Agreement dated March 12, 2007, between Mediobanca – Banca di Credito Finanziario S.p.A. and Enel Energy Europe S.r.L. in respect of 31,500,000 ordinary shares of Endesa S.A.

Exhibit 4

Guarantee dated March 1, 2007, by ENEL S.p.A in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap of 48,488,949 ordinary shares of Endesa S.A.

Exhibit 5

Guarantee dated March 2, 2007, by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap of 4,500,000 ordinary shares of Endesa S.A.

Exhibit 6

Guarantee dated March 12, 2007, by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap of 31,500,000 ordinary shares of Endesa S.A.